Exhibit 99.6
November 2, 2005
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
Dear Madam / Sir:
     This Letter Agreement sets forth the terms and conditions pursuant to which General Cable Corporation (the “Company”) has retained D.F. King & Co., Inc. (“King”) in connection with a proposed Conversion Offer.
     The Company proposes to offer to each holder of shares of its 5.75% Series A Redeemable Convertible Preferred Stock (the “Preferred Stock”) the right to convert such shares into the Company’s common stock and to receive a cash premium payment plus accrued, unpaid and accumulated dividends thereupon, in addition to the shares of common stock that such holders would receive upon conversion of the Preferred Stock. This conversion offer is herein referred to as the “Conversion Offer.”
1.	The Company hereby retains King as Information Agent for advisory and consulting services in connection with the Conversion Offer and requests and authorizes King to contact, and to provide information with respect to the Conversion Offer to, holders of the Stock. For this purpose, King is authorized to use, and will be supplied by the Company with as many copies as King may reasonably request of, the following materials filed with the Securities and Exchange Commission (the “Commission”) or publicly released (or to be filed or publicly released) by the Company in connection with the Conversion Offer (collectively, the “Conversion Offer Materials”): (i) a Conversion Offer Prospectus; (ii) a Letter of Transmittal; (iii) press releases and newspaper advertisements; (iv) letter to securities dealers, banks and trust companies, and letter from securities dealers, banks and trust companies to their customers; and (v) any and all amendments or supplements to any of the foregoing.
2.	The Company agrees to pay King as compensation for its services a fee of $5,000, $2,500 of which is due upon execution of this agreement, and the balance of which is due upon the completion, expiration or termination, as the case may be, of the Conversion Offer. In the event the Company extends the term of the Conversion Offer, the Company agrees to pay King an additional fee of $500 for each such extension. In the event the Company requests King to provide additional services, the Company agrees to pay King reasonable and customary compensation, in an amount,

General Cable Corporation
November 2, 2005

if any, to be mutually agreed upon. The Company further agrees to reimburse King for all reasonable out-of-pocket expenses (including reasonable counsel’s fees and disbursements) incurred by King in retention hereunder. The Company agrees and acknowledges that its obligation under this paragraph 2 is not in any way conditional upon the successful consummation of the Conversion Offer or dependent upon the amount of Stock acquired by the Company pursuant to the Conversion Offer.
3.	The Company agrees that King shall have the right to pass upon and approve any and all references to King in the Conversion Offer Materials. The Company shall not file with the Commission, any other governmental or regulatory authority or body or any court, or otherwise make public, any document containing any reference to King unless and until King shall have approved such reference.
4.	The Company represents and warrants to King that:
(i)	this letter agreement is a valid and binding agreement on the Company’s part;
(ii)	all necessary corporate action will be duly taken by the Company prior to the commencement of the Conversion Offer to authorize the Conversion Offer, and the purchase of Stock in connection with the Conversion Offer;
(iii)	all Conversion Offer Materials will comply, in all material respects, with the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, and none of the Conversion Offer Materials, and no other report, filing, document, release or communication published or filed by the Company in connection with the Conversion Offer, will contain any untrue or misleading statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading;
(iv)	the Conversion Offer, and the purchase of Stock in connection with the Conversion Offer, will comply, in all material respects, with all applicable requirements of law including the applicable rules or regulations of any governmental or regulatory authority or body, and no material consent or approval of, or filing with, any governmental or regulatory authority or body (other than any required filings under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder) is required in connection with the making or consummation of the Conversion Offer (or, if any such material consent, approval or filing is required

General Cable Corporation
November 2, 2005

it will be duly obtained or made prior to the commencement of the Conversion Offer); and
(v)	the Conversion Offer, and the purchase of Stock in connection with the Conversion Offer, and or execution, delivery and performance of this letter agreement, will not conflict with or result in a breach of or constitute a default under the Company’s certificate of incorporation or by-laws, or any material agreement, indenture, mortgage, note or other instrument by which the Company is bound, other than as to breaches or defaults which may be waived or cured prior to the settlement of all conversion transactions in the Conversion Offer.
5.	The Company will advise King promptly of the occurrence of any event which would cause it not to proceed with, or to withdraw or abandon the Conversion Offer. The Company will also advise King promptly of any proposal or requirement to amend or supplement any of the Conversion Offer Materials.
6.	The Company hereby agrees to indemnify and hold harmless King, King’s controlling persons, officers, directors, employees, agents and representatives (collectively, the “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities and expenses whatsoever (including but not limited to, all reasonable counsel fees, disbursements and other out-of-pocket expenses) incurred by such Indemnified Persons in investigating, preparing to defend or defending (or appearing or preparing for appearance as a witness in connection with) any claim, litigation, proceeding, investigation, or governmental or stock exchange inquiry, commenced or threatened or any claim whatsoever: (i) arising out of or based upon any facts or circumstances constituting a violation of, or in conflict with, any of the representations and warranties set forth in paragraph 4 above; or (ii) arising out of, relating to or in connection with the Conversion Offer except for the Indemnified Person’s willful misconduct or gross negligence. The Company shall reimburse such Indemnified Persons for such reasonable counsel fees and disbursements and other out-of-pocket expenses at such time as they are paid or incurred by such Indemnified Persons. The foregoing indemnity shall be in addition to any liability which the Company might otherwise have to the Indemnified Persons.
7.	King agrees to notify the Company promptly of the assertion of any claim against any of the Indemnified Persons in connection with the Conversion Offer; and the Company agrees to notify King promptly of the assertion of any claim against the Company or any of its officers, directors, employees or agents in connection with the Conversion Offer. At the Company’s election, unless there is a conflict of interest, the defense of the Indemnified Persons shall be conducted by the Company’s counsel who

General Cable Corporation
November 2, 2005

shall be reasonably satisfactory to King and the Indemnified Persons who are defendants in the action or proceeding. Notwithstanding the Company’s election to assume the defense of such action or proceeding, an Indemnified Person may employ separate counsel to represent it or defend it in such action or proceeding and the Company will pay the reasonable fees and expenses of such counsel as set forth above if such Indemnified Person reasonably determines that there are defenses available to such Indemnified Person which are different from, or in addition to, those available to the Company, or if a conflict of interest exists which makes representation by counsel chosen by the Company not advisable; provided however, unless there are actual or potential conflicts of interest among the Indemnified Persons, the Company will not be required to pay the fees and expenses of more than one separate counsel for all Indemnified Persons in any jurisdiction in any single action or proceeding. In any action or proceeding the defense of which the Company assumes, the Indemnified Persons shall nevertheless be entitled to participate in such action or proceeding and retain its own counsel at such Indemnified Person’s own expense. The Company shall not settle or compromise any such action or proceeding without the Indemnified Person’s prior written consent, unless the terms of the settlement or compromise include an unconditional release of any such Indemnified Person from all liability or loss arising out of such action or proceeding.
8.	The representations and warranties contained in paragraph 4 above and the indemnity agreement contained in paragraphs 6 and 7 above shall remain operative and in full force and effect regardless of: (i) the termination, expiration or consummation of the Conversion Offer; and (ii) any investigation made by or on behalf of any party.
9.	King agrees to preserve the confidentiality of (i) all material non-public information provided by the Company or its agents or affiliates for King’s use in fulfilling its obligations hereunder and (ii) any information developed by King based upon such material non-public information (collectively, the “Confidential Information”). For purposes of this Agreement, Confidential Information shall not be deemed to include any information which (a) is or becomes generally available to the public in accordance with law other than as a result of a disclosure by King or any of its officers, directors, employees, agents or affiliates; (b) was available to King on a non-confidential basis and in accordance with law prior to its disclosure to King by the Company or any affiliate thereof; (c) becomes available to King on a non-confidential basis and in accordance with law from a person other than the Company or any of its affiliates, or any of their officers, directors, employees, agents or affiliates who are not otherwise bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting such information to a third party; or (d) was independently and lawfully developed by King based on information described in

General Cable Corporation
November 2, 2005

clauses (a), (b) and (c) of this paragraph. The confidentiality provisions of this paragraph shall survive the termination of the Agreement.
10.	This agreement shall be construed and enforced in accordance with the laws of the State of New York. It is agreed that any action, suit or proceeding arising out of or based upon this agreement shall be brought in the United States District Court for the Southern District of New York or any court of the State of New York of competent jurisdiction located in such District, and the parties hereto hereby consent to the in personam jurisdiction and venue of any such court and to service of process by certified mail, return receipt requested.
     If any provision of this agreement shall be held illegal or invalid by any court, this agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an agreement between the parties hereto to the fullest extent permitted by law.
If the foregoing correctly sets forth the understanding between the Company and King, please indicate acceptance thereof in the space provided below for the purpose, whereupon this letter and the Company’s acceptance shall constitute a binding agreement between the parties hereto.
D.F. KING & CO., INC.
By:  /s/ Edward T. McCarthy

Accepted as of the date first above written: GENERAL CABLE CORPORATION
By:	/s/ Robert J. Siverd

Name:	Robert J. Siverd

Title:	Executive Vice President